CAPITAL ALLIANCE GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cag-global.com

Web: www.cag-global.com : www.cibt.edu www.cibtcorp.com www.cibt-bh.edu.cn www.help-ads.com

TSX.V Symbol: CPT

September 26, 2007

Capital Alliance Group Receives US Trading Symbol

Capital Alliance Group Inc. (TSX.V: CPT) is pleased to report that it has received its trading symbol for the OTCBB market in the US.  The trading symbol is CPTPF.

The Company’s shares will be available for trading on the OTCBB market shortly.  To obtain detailed quotes on the Company’s OTC-BB listing, please go to www.otcbb.com and enter CPTPF in the symbol prompt.

About Capital Alliance Group Inc.:

Capital Alliance Group, headquartered in Vancouver, British Columbia, Canada is an education management company with diversified investments and operations internationally.  Founded in 1986, the company currently has offices in Mainland China and Canada.  Capital Alliance Group has brought together a team of professionals with extensive practical experience in building world-class organizations in both the old and new economy. With a long track record of success in the international business arena, Capital Alliance Group’s team has both the depth and breadth of management expertise to assist its subsidiary companies in all phases of their growth.

Capital Alliance Group Inc.

“Toby Chu”

Toby Chu

President & C.E.O.

Investor Relations Contact: Mr. James Neil * N. America Toll Free: 1-888-865-0901 Ext.322 * Email: info@cag-global.com

WARNING: This news release contains forward-looking information. The reader is cautioned that assumptions used in preparing such information, although considered accurate at the time of preparation, may prove incorrect. The actual results achieved may vary materially from the information provided herein. Consequently, there is no representation by the company that actual results achieved will be the same as those forecast.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION.